Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143755

Prospectus Supplement No. 13
(to Prospectus dated December 10, 2007)

CLEVELAND BIOLABS, INC.
5,514,999 Shares

This Prospectus Supplement No. 13 supplements and amends the prospectus dated December 10, 2007 (the “Prospectus”) relating to the offer and sale of up to 5,514,999 shares of our common stock which may be offered from time to time by the selling stockholders identified in the Prospectus for their own accounts. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the original Prospectus.

This Prospectus Supplement No. 13 includes the attached Form 8-K of Cleveland BioLabs, Inc. dated April 9, 2009, as filed by us with the Securities and Exchange Commission.

This Prospectus Supplement No. 13 modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement No. 13. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 8 of  the Prospectus, and on page 20 of the Form 10-K filed by us with the Securities and Exchange Commission on March 30, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 13 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 13 is April 10, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of earliest event reported: April 8, 2009

CLEVELAND BIOLABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32954	20-0077155
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

73 High Street, Buffalo, New York 14203
(Address of principal executive offices)

Registrant’s telephone number, including area code: (716) 849-6810

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Although the Listing Qualifications Staff of The NASDAQ Stock Market (the “Staff”) has not issued a notice of deficiency to Cleveland BioLabs, Inc. (the “Company”), the Staff has requested that the Company provide the following disclosure on Form 8-K.

On March 30, 2009, the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  Based on its stockholders’ equity, net income and market value of common stock, as of December 31, 2008, the Company did not meet the criteria for continued inclusion on the NASDAQ Capital Market.  As a result of certain other events since December 31, 2008, the Company believes it has regained compliance with the criteria for continued inclusion on the NASDAQ Capital Market.

On March 27, 2009, the Company completed a private placement of its Series D Preferred Stock and warrants to purchase common stock.  This private placement resulted in net proceeds to the Company of approximately $4,460,000.  Further details regarding this transaction are set forth in the Current Report on Form 8-K filed by the Company on March 30, 2009.

In addition, during the first quarter of 2009, the Company implemented workforce reductions and other measures to streamline its operations, which have reduced the Company’s cash burn rate by over 67%.  More specifically, the Company is focusing virtually all of its resources on developing the defense applications for its radioprotectant drug, CBLB502, which is funded through several government agencies through grant and contract awards.  These government grants and contracts cover most of the Company’s research and development costs and provide funds for fringe benefits, overhead and general and administrative expenses.  The Company plans to submit proposals for government contracts and grants over the next two years totaling over $40 million and seek direct investments to fund other drug development projects.

Given the restructuring of its operations combined with the proceeds from the private placement, the Company believes that it has regained compliance with the criteria for continued inclusion on the NASDAQ Capital Market.

Item 8.01	Other Events.

On April 9, 2009, the Company issued a press release relating to the foregoing.  A copy of the press release is attached as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated April 9, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEVELAND BIOLABS, INC.

Date: April 9, 2009	By:	/s/ Michael Fonstein
Michael Fonstein
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated April 9, 2009.

FOR IMMEDIATE RELEASE

CLEVELAND BIOLABS UPDATES FINANCIAL CONDITION FOLLOWING COMPLETION OF PRIVATE PLACEMENT AND STREAMLINING OF OPERATIONS

Buffalo, NY – April 9, 2009 - Cleveland BioLabs, Inc. (NASDAQ:  CBLI) (the “Company”), in response to a request from the Listing Qualifications Staff of The NASDAQ Stock Market, is providing an update on its financial condition following completion of a recent private placement and operational restructuring.

On March 27, 2009, the Company completed a private placement of its Series D Preferred Stock and warrants to purchase common stock.  This private placement resulted in net proceeds to the Company of approximately $4,460,000.  Further details regarding this transaction are set forth in the Current Report on Form 8-K filed by the Company on March 30, 2009.

In addition, during the first quarter of 2009, the Company implemented workforce reductions and other measures to streamline its operations, which have reduced the Company’s cash burn rate by over 67%.  More specifically, the Company is focusing virtually all of its resources on developing the defense applications for its radioprotectant drug, CBLB502, which is funded through several government agencies through grant and contract awards.  These government grants and contracts cover most of the Company’s research and development costs and provide funds for fringe benefits, overhead and general and administrative expenses.  The Company plans to submit proposals for government contracts and grants over the next two years totaling over $40 million and seek direct investments to fund other drug development projects.

Given the restructuring of its operations combined with the proceeds from the private placement, the Company believes that it is in compliance with the criteria for continued inclusion on the NASDAQ Capital Market.

About Cleveland BioLabs, Inc.
Cleveland BioLabs, Inc. is a drug discovery and development company leveraging its proprietary discoveries around programmed cell death to develop treatments for cancer and protection of normal tissues from exposure to radiation and other stresses.  The Company has strategic partnerships with the Cleveland Clinic, Roswell Park Cancer Institute, ChemBridge Corporation and the Armed Forces Radiobiology Research Institute.  To learn more about Cleveland BioLabs, Inc., please visit the company's website at http://www.cbiolabs.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the "Risk Factors" described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2009.

Contact:
Rachel Levine, Director Corporate Development & Communications
Cleveland BioLabs, Inc.
T: (646) 284-9439
E: rlevine@cbiolabs.com